SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)


                             Tyco International Ltd.

                                (Name of Issuer)


                    Common Shares, Par Value $0.20 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

            John K. Rosenberg, Esq.               Neil T. Anderson, Esq.
            Western Resources, Inc.                Sullivan & Cromwell
               818 Kansas Avenue                     125 Broad Street
             Topeka, Kansas 66612                New York, New York 10021
               (913) 575-6535                         (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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- --------------------
CUSIP NO.  000915108
- --------------------
- -------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
- -------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [ x ]
- -------------------------------------------------------------------------------
 3.  SEC USE ONLY

- -------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

- -------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [   ]
- -------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
- -------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF            7,000,000
  SHARES        ----------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            0
    EACH          --------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             7,000,000
    WITH          --------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      0
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     7,000,000
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [  ]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.8%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                         CO
- -------------------------------------------------------------------------------


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


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on August 14, 1997 by Amendment No. 14 thereto (the "Statement"), with respect to the Common Shares, par value $0.20 per share (the "Shares") of Tyco International Ltd., a Bermuda corporation formerly known as ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     Item 1. SECURITY AND ISSUER.

     No material change.

     Item 2. IDENTITY AND BACKGROUND.

     No material change.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

     Item 4. PURPOSE OF THE TRANSACTION.

     In order to obtain what the Reporting Person considered to be a favorable price for Shares, the Reporting Person sold 5,424,964 Shares since the filing of Amendment No. 14 to the Statement.











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


     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) After the sale of Shares, as set forth below, the Reporting Person beneficially owns 7,000,000 Shares, or approximately 2.8% of the outstanding Shares, based on a total number of outstanding Shares of the Issuer of 243,231,006 on August 6, 1997 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1997.

     (b)   No material change.

     (c) Since the filing of Amendment No. 14 to the Statement, the Reporting Person has sold 5,424,964 Shares effected in a block transaction on September 8, 1997. The Reporting Person accepted competing sealed bids from broker-dealers in connection with such transaction, and the Shares were sold to Donaldson, Lufkin & Jenrette at a price of $82.25 per share net to the Reporting Person.

     (d)   No material change.

     (e) Since the filing of Amendment No. 14 to the Statement, and as a result of the sale of Shares by the Reporting Person, as described in
           Item 5(c), the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Shares. Accordingly, this Amendment No. 15 is the final amendment to the Statement.











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



     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

















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


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.


                                    By:  /s/ Marilyn Dalton
                                         ------------------------------
                                         Name:  Marilyn Dalton
                                         Title: Secretary and Treasurer


Dated:   September 9, 1997


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